Exhibit 99.1

25 June 2004	James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited

The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	Level 3, 22 Pitt Street SYDNEY NSW 2000 Telephone: (02) 8274 5274 Fax: (02) 8274 5217

GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir

James Hardie Industries NV – Independence of Directors

The James Hardie Board has considered the issue of the independence of the Company’s directors. The Company’s approach to the question of independence will be described in its 2004 Annual Report to be released on 28 June 2004.

The Joint Board has determined that each of its members is independent, other than Mr Peter Macdonald and Mr Peter Cameron. Mr Folkert Zwinkels, a member of the Managing Board, is not independent.

Mr Macdonald is the Company’s CEO, a member of the Managing Board and Joint Board and is not independent.

Mr Zwinkels is the Company’s treasurer, a member of the Managing Board and is not independent.

Mr Cameron was, until 31 March 2002, a partner of Australian law firm Allens Arthur Robinson. Allens Arthur Robinson is advising the Company in relation to the New South Wales Government’s Special Commission of Inquiry into the Medical Research and Compensation Foundation. In view of the significance of that inquiry, the Board currently considers the firm to be a material professional adviser to the Company. As such, Mr Cameron is not considered independent having regard to the Company’s approach to the question of independence and the provisions of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

Yours faithfully

/s/ Alan Kneeshaw

Alan Kneeshaw
Manager Secretarial Services